SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class B Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-30-9
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2000
                                ----------------
             (Date of Event Which Requires Filing of This Statement)
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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 228219-30-9

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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         Henry A. Rosenberg, Jr.

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2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a) X
         (b)

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3)       SEC Use Only

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4)       Source of Funds (See Instructions)

         00

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3)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)

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4)       Citizenship or Place of Organization

         United States of America

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Number of           7) Sole Voting Power                    273,235
                    ------------------------------------------------------------
Shares Bene-
ficially            8) Shared Voting Power                  591,629
                    ------------------------------------------------------------
Owned by
Each                9) Sole Dispositive Power               273,235
                    ------------------------------------------------------------
Reporting
Person With         10) Shared Dispositive Power            591,629
                    ------------------------------------------------------------

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         864,864

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)

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13)      Percent of Class Represented by Amount in Row (11)

         15.88%

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14)      Type of Reporting Person (See Instructions)

         IN
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                                  Page 2 of 10

 CUSIP No. 228219-30-9

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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         Edward L. Rosenberg

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2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a) X
         (b)

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3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         00

--------------------------------------------------------------------------------
3) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of           7) Sole Voting Power                      3,060
                    ------------------------------------------------------------
Shares Bene-
ficially            8) Shared Voting Power                  591,629
                    ------------------------------------------------------------
Owned by
Each                9) Sole Dispositive Power                 3,060
                    ------------------------------------------------------------
Reporting
Person With         10) Shared Dispositive Power            591,629
                    ------------------------------------------------------------

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11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         594,689

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         11.32%

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

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                                  Page 3 of 10

 CUSIP No. 228219-30-9

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1)       Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         Frank B. Rosenberg

--------------------------------------------------------------------------------
2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b) X

--------------------------------------------------------------------------------
3)       SEC Use Only

--------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         00

--------------------------------------------------------------------------------
3) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization

         United States of America

--------------------------------------------------------------------------------
Number of           7) Sole Voting Power                     47,862
                    ------------------------------------------------------------
Shares Bene-
ficially            8) Shared Voting Power                  591,629
                    ------------------------------------------------------------
Owned by
Each                9) Sole Dispositive Power                47,862
                    ------------------------------------------------------------
Reporting
Person With         10) Shared Dispositive Power            591,629
                    ------------------------------------------------------------

--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         639,491

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         12.09%

--------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

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                                  Page 4 of 10

         This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999. Effective January 31, 1999, Gateway Gathering and Marketing Company changed its name to Rosemore, Inc. ("Rosemore"). The Schedule 13D is hereby amended in its entirety so that each reference herein to "Gateway" or the "Gateway Group" shall be deemed to be a reference to "Rosemore" or the "Rosemore Group", respectively. Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 2.   Identity and Background

         The second sentence of Paragraph A of Item 2 is hereby amended to read as follows:

         As a result of an internal reorganization, Rosemore is a holding company whose principal operating subsidiaries are engaged in the businesses of exploration, production, gathering, marketing and trading of oil and gas.

         The descriptions of Messrs. Miller, O'Grady and Trout contained in Paragraphs A and B of Item 2 are hereby amended to read in their entirety as follows:

Barry L. Miller                         Director and Treasurer of Holdings, and
                                        Chief Financial Officer, Senior Vice
                                        President and Treasurer of Rosemore.

Clive R. G. O'Grady                     Secretary and Director of
McGuire, Woods, Battle &                Holdings and of Rosemore;
Boothe LLP                              Partner, McGuire, Woods,
1750 Tysons Boulevard                   Battle & Boothe LLP
Suite 1800                              One James Center
McLean, VA  22102-3915                  901 E. Cary Street
                                        Richmond, VA  23219

Kenneth W. Trout                        Director and Executive Vice
                                        President of Holdings, and
                                        Chief Operating Officer and
                                        Vice President of Rosemore.

         Paragraph F of Item 2 shall be deleted and Paragraphs G through I of such item are accordingly relettered.

Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraphs:

         Each member of the Rosemore Group from time to time intends to review his, her or its, as the case may be, investment in Crown on the basis of various factors, including Crown's business, financial condition, results of operations and prospects, general economic and industry conditions and the securities markets in general and those for Crown's securities in particular, as well as other developments and other investment opportunities. Each member of the Rosemore Group will also consider his, her or its, as the case may be, personal financial situation, including liquidity, alternative investment opportunities and tax and estate planning considerations. Based upon such review, each member of the Rosemore Group will take such actions in the future as he, she or it, as the case may be, may deem appropriate in light of the circumstances existing from time to time.

         On February 25, 1999, Crown announced that it had engaged Credit Suisse First Boston ("CSFB") as financial advisor to provide Crown with financial advice and asssitance in evaluating strategic alternatives. Except to the extent that Henry A. Rosenberg, Jr. participates in such a process as a result of his role as an officer and director of Crown, neither Rosemore nor any other member of the Rosemore Group has participated in Crown's review of its strategic alternatives. As part of the Rosemore Group's continuing review of its investment in Crown, however, members of the Rosemore Group have sought to anticipate the strategic alternatives that Crown may choose to pursue.

         On January 18, 2000, representatives of CSFB, after discussion with the independent members of the Board of Directors of Crown, invited Rosemore to make a proposal concerning Crown and offered to make available to Rosemore information concerning Crown which previously had been made available to other interested parties. On January 26, 2000, Crown and Rosemore executed a confidentiality agreement which is also expected to be executed by Henry A. Rosenberg, Jr., Ruth Carol R. Marder and Judith R. Hoffberger, and Rosemore commenced its review of such information. There can be no assurance that, upon completion of such review, any member of the Rosemore Group will alter its purpose in acquiring Crown securities or develop any plan or proposal which might have the effects described in clauses (a) through (j) of Item 4 of
Schedule 13D with respect to Crown.

Item 5.   Interest in Securities of the Issuer

         Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended to read in their entirety as follows:

         (a) In the aggregate, the Rosemore Group beneficially owns 917,288 shares of Crown Class B Common Stock, representing 16.73% of the outstanding Crown Class B Common Stock.

         (c) Except for (i) the acquisition of 188.93 shares by Henry A. Rosenberg, Jr. through the Crown Central Petroleum Corporation Employee Savings Plan and the Crown Central Petroleum Corporation Employees Supplemental Savings Plan (collectively, the "Crown Plans") on December 6, 1999 at $5.9546 per share and the acquisition of 81.87 shares by Frank B. Rosenberg through the Crown Plans on that same date at that same price, and (ii) the acquisition of 165.03 shares by Henry A. Rosenberg, Jr. through the Crown Plans on January 7, 2000 at $6.8168 per share and the acquisition of 71.51 shares by Frank B. Rosenberg through the Crown Plans on that same date at that same price, there were no Crown Class B Common Stock transactions effected during the past 60 days by the persons named in response to paragraph (a).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Paragraphs 1 and 2 of Item 6 are hereby amended to read in their entirety as follows:

         All of the shares of Rosemore have been distributed to trusts for the benefit of certain descendants of Ruth B. Rosenberg (daughter of Louis Blaustein) as described below.

         Louis Blaustein's grandson, Henry A. Rosenberg, Jr. (the Chairman, President and Chief Executive Officer and Chief Operating Officer and Director of Crown, and Chairman of the Board and Director of Rosemore), individually owns 81,109 shares of Crown Class B Common Stock and owns options which, if exercised, would entitle him to acquire a further 192,126 shares of Crown Class B Common Stock.

         Paragraphs 6 and 7 of Item 6 are hereby amended to read in their entirety as follows:

         Under the will of Henrietta Blaustein, Henry A. Rosenberg, Jr. and First Union National Bank ("First Union"), a national banking association, are trustees of three trusts (the "Blaustein Testamentary Trusts") for the benefit of Mr. Rosenberg, Judith R. Hoffberger and Ruth Carol R. Marder, respectively. Lisa J. Bertelsen (Ruth Carol R. Marder's daughter) is also a trustee of the Blaustein Testamentary Trust for the benefit of Ruth Carol R. Marder, Jeffrey A. Hoffberger (Judith R. Hoffberger's son) is also a trustee of the Blaustein Testamentary Trust for the benefit of Judith R. Hoffberger, and Edward L. Rosenberg (Henry A. Rosenberg, Jr.'s son) is also a trustee of the Blaustein Testamentary Trust for the benefit of Henry A. Rosenberg, Jr. The Blaustein Testamentary Trusts own a total of 1,869 shares of Rosemore.

         Henry A. Rosenberg, Jr.'s sons, Edward L. Rosenberg (President, Chief Executive Officer and Director of Rosemore, and President and Director of Holdings) and Frank B. Rosenberg (Senior Vice President - Marketing of Crown), individually own 3,060 shares and 12,516 shares of Crown Class B Common Stock, respectively, and Frank B. Rosenberg also owns options which, if exercised, would entitle him to acquire a further 35,346 shares of Crown Class B Common Stock.

Item 7.   Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 4 - Joint Filing Agreement as required by Rule 13d-1(k).

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

January 26, 2000                             By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

January 26, 2000                             By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

January 26, 2000                             Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

January 26, 2000                             Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

January 26, 2000                             Judith R. Hoffberger*

                                             Judith R. Hoffberger

January 26, 2000                             /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

January 26, 2000                             Jeffrey A. Hoffberger*

                                             Jeffrey A. Hoffberger

January 26, 2000                             Lisa J. Bertelsen*

                                             Lisa J. Bertelsen

January 26, 2000                             Frank B. Rosenberg*

                                             Frank B. Rosenberg

                                        By:  /s/ Edward L. Rosenberg
                                                 -------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number              Description

4.                  Joint Filing Agreement as required by Rule
                    13d-1(k)

                                                                       EXHIBIT 4

         The undersigned hereby agree that Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 1.

                                             ROSEMORE, INC.

January 26, 2000                             By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

January 26, 2000                             By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

January 26, 2000                             Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

January 26, 2000                             Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

January 26, 2000                             Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

January 26, 2000                             /s/ Edward L. Rosenberg
                                                 -------------------
                                             Edward L. Rosenberg

January 26, 2000                             Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

January 26, 2000                             Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

January 26, 2000                             Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                    -------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact